Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                                         Name and Address of Company

HudBay Minerals Inc. (“Hudbay” or the “Company”)
25 York Street, Suite 800
Toronto, Ontario M5J 2V5

Item 2.                                                         Date of Material Change

December 4 and 9, 2013

Item 3.                                                         News Release

Hudbay issued news releases with respect to the material change referred to in this report on December 4 and 9, 2013. The news releases were disseminated through the newswire services of Marketwire. Copies of the news releases are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4.                                                         Summary of Material Change

On December 4, 2013, Hudbay announced that it was offering an additional US$100 million aggregate principal amount of its 9.50% senior unsecured notes due 2020 (the “Notes”). On December 4, 2013, Hudbay also announced that the Notes were priced at 100% of the aggregate principal amount, providing the Company with gross proceeds of US$100 million. On December 9, 2013, Hudbay announced that it had closed the Note offering.

Item 5.                                                         Full Description of Material Change

On December 4, 2013, Hudbay announced that it was offering an additional US$100 million aggregate principal amount of its 9.50% senior unsecured notes due 2020. The Notes are additional to the US$650 million aggregate principal amount of 9.50% senior unsecured notes that Hudbay issued in September 2012 and June 2013 (the “Existing Notes”). On December 4, 2013, Hudbay also announced that the Notes were priced at 100% of the aggregate principal amount, providing the Company with gross proceeds of US$100 million. On December 9, 2013, Hudbay announced that it had closed the offering. Hudbay plans to use the net proceeds from the offering for general corporate purposes and the development of its Lalor and Reed projects in Manitoba and its Constancia project in Peru.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities law of any other jurisdiction. The Notes have not been qualified by a prospectus in Canada. In connection with the offering of the Notes, Hudbay has entered into a registration rights agreement pursuant to which it has agreed to offer to exchange the Notes for identical new notes registered under the Securities Act or, under certain circumstances, to cause a shelf registration statement providing for the resale of the Notes to become effective.

The Notes will constitute a part of the same series of notes as the Existing Notes for all purposes of the indenture, although the Notes will not initially be fungible with the Existing Notes. Exchange notes issued in connection with the exchange offer Hudbay is required to conduct pursuant to the registration rights agreement are expected to be fungible and have the same CUSIP number as the Existing Notes.

The indenture and the second supplemental indenture governing the Notes have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 6.                                                         Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.                                                         Omitted Information

Not applicable.

Item 8.                                                         Executive Officer

The following senior officer of Hudbay is knowledgeable about the material changes and this report:

Patrick Donnelly
Vice President, Legal and Corporate Secretary
416-362-2576

Item 9.                                                         Date of Report

December 10, 2013

Forward-Looking Information

This material change report contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the Company’s objectives, strategies, intentions, future financial and operating performance and prospects, its intention to complete the exchange offer and its expectations as to the use of proceeds from the offering.

Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that the Company identified and were applied by it in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to:

•                  the execution of its business strategy, including the success of its strategic investments and initiatives;

•                  the availability of financing for its exploration and development projects and activities;

•                  the ability to complete project targets on time and on budget and other events that may affect its ability to develop its projects; and

•                  no significant and continuing adverse changes in general economic conditions or conditions in the financial markets.

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of the Company’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond its control), depletion of its reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations and rights and title claims, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect its ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, its ability to comply with its pension and other post-retirement obligations, the Company’s ability to abide by the covenants in its debt instruments, as well as the risks discussed under the heading “Risk Factors” in the Company’s most recent annual information form dated March 27, 2013.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this material change report or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.